[Letterhead of Allen Matkins Leck Gamble Mallory & Natsis LLP]

August 31, 2006

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Lipid Sciences, Inc.
Registration Statement on Form S-3
Filed August 23, 2006
File No. 333-136831

Dear Mr. Riedler:

We hereby submit this letter on behalf of Lipid Sciences, Inc. (the “Company”) in response to your letter dated August 28, 2006 concerning the above-referenced material.

Please see the numbered response that follows the comments posed by your letter.  For your convenience of review of the materials, we have referenced the page number of the S-3/A which has been revised in accordance with the Commission’s comments.

General

1.      SEC:  “Please expand the discussion in the prospectus to include an explanation of the warrant provision(s) providing for potential future adjustments to the exercise price of the warrants, including specific disclosure concerning how the price adjustments and the number of potential additional shares are determined.”

RESPONSE:  We have inserted into the S-3/A a more detailed description of the exercise price and share adjustment provisions in the warrants.  Please see the marked changes on page 4 of the S-3/A reflecting the revisions.

We very much appreciate your expeditious consideration of these matters.  If you have any questions, please feel free to contact me at 415-273-7441.

Very truly yours,

/s/ Roger S. Mertz

RSM

Enclosure

cc:            Mr. John L. Krug
S. Lewis Meyer, Ph.D.
Ms. Sandra Gardiner
Matthew J. Ertman, Esq.